Exhibit 99.1

PAN AMERICAN SILVER’S PROVEN AND PROBABLE RESERVES
INCREASE TO 234 MILLION OUNCES

Measured and Indicated Silver Resources Climb to 711 Million Ounces

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, British Columbia – February 11, 2010 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) is pleased to announce the results of its 2009 year end silver reserves and resources update.

In 2009, the Company’s successful exploration programs added 36.8 million contained ounces of proven and probable silver reserves at its operating mines.  The new reserves were more than sufficient to replace the 26.6 million contained silver ounces mined during the year.  The net result: Pan American increased its proven and probable silver reserves by approximately 5% to 234 million ounces as at December 31, 2009.

The largest reserve increase was at the La Colorada mine, where the Company added over 16 million ounces of silver from the discovery of an extension of the NC2 vein, the mine’s main source of sulphide ore.  At December 31, 2009, La Colorada’s reserves had grown by 67% to 30.4 million ounces (net of 2009 production) from 18.2 million ounces at the end of 2008.  The NC2 vein, which remains open at depth and to the east, and the newly discovered NC3 vein and high-grade mantos, will continue to be the focus of extensive drilling planned for 2010.

The Company also managed to more than replace the silver mined during the year at its Peruvian operations.  Silver reserves at the Morococha mine, increased by 8% to 38 million ounces at year-end.   Exploration activities at Huaron yielded an increase of 4% or 6.7 million ounces of silver net of the 4.5 million ounces mined during the year.  Huaron continues to have the largest proven and probable silver reserve in the Company’s portfolio.

Last year’s fourth quarter acquisition of Aquiline Resources Inc. with its Navidad project in Argentina, had an enormous positive impact on the Company’s resources.  The Company’s aggregate measured and indicated silver resources soared to 711 million ounces, from the 82 million ounces the Company carried at the end of 2008, while inferred silver resources more than doubled to 229 million ounces.  These resource numbers do not include the La Preciosa joint venture project.

Commenting on the results, Michael Steinmann, Executive VP Geology and Exploration said, “2009 was an exceptional year.  Between new exploration discoveries and the acquisition of Aquiline, our measured and indicated silver resources, plus proven and probable silver reserves, increased to almost one billion ounces. Adding value through brownfield exploration is one of our core strengths and we proved that again in 2009 with a solid reserve increase.  Brownfield exploration activities during 2010 will focus on reserve replacement at our operations, where we expect to invest approximately $8.2 million for 89,000 meters of diamond drilling.  However, our main focus will be on resource conversion and new discoveries at the Navidad and La Preciosa projects.  Consequently, we have stepped up our greenfield exploration budget to a record of $15.4 million including over 94,000 meters of drilling planned for 2010.”

The following table illustrates the changes in Pan American’s estimated silver reserves, year over year:

Proven and probable silver reserves, as of December 31, 2008	223.7 million ounces
Less mined ounces (contained) during 2009	(26.6) million ounces
Additions due to exploration drilling during 2009	36.8 million ounces
Proven and probable silver reserves, as of December 31, 2009	233.9 million ounces

Complete reserves and resource information for all metals, including tonnage and ore grades is available at www.panamericansilver.com.

Complete silver and gold reserves and resource information at December 31, 2009 is as follows:

MINERAL RESERVES – PROVEN AND PROBABLE
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Proven	6,471	185	38,385	N/A	N/A
		Vein	Probable	4,371	184	25,845	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4,079	166	21,709	N/A	N/A
		Vein /Mantos	Probable	2,707	187	16,267	N/A	N/A
La Colorada	Mexico	Vein	Proven	1,106	400	14,236	0.55	19,496
		Vein	Probable	1,176	429	16,199	0.47	17,935
Quiruvilca	Peru	Vein	Proven	407	168	2,201	0.77	10,103
		Vein	Probable	363	148	1,725	0.56	6,503
Silver Stockpiles	Peru	Flux Material	Proven	189	318	1,935	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	6,468	100	20,779	0.34	70,491
		Disseminated	Probable	3,678	86	10,116	0.31	36,656
Manantial Espejo	Argentina	Vein	Proven	4,308	163	22,631	2.33	322,749
		Vein	Probable	3,033	138	13,501	2.00	195,032
San Vicente (95%)	Bolivia	Vein	Proven	1,548	423	21,059	N/A	N/A
		Vein	Probable	706	323	7,329	N/A	N/A
TOTALS			Proven + Probable	40,609	179	233,916	--	678,966

MINERAL RESOURCES – MEASURED AND INDICATED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Measured	819	159	4,179	N/A	N/A
		Vein	Indicated	521	157	2,638	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1,091	145	5,098	N/A	N/A
		Vein /Mantos	Indicated	1,409	213	9,667	N/A	N/A
La Colorada	Mexico	Vein	Measured	129	232	960	0.26	1,088
		Vein	Indicated	1,259	215	8,700	0.19	7,839
Quiruvilca	Peru	Vein	Measured	2,386	135	10,392	0.76	58,163
		Vein	Indicated	986	124	3,923	0.80	25,381
Alamo Dorado	Mexico	Disseminated	Measured	1,468	73	3,466	0.36	17,138
		Disseminated	Indicated	2,229	59	4,203	0.52	37,550
Manantial Espejo	Argentina	Vein	Measured	815	100	2,618	1.02	26,723
		Vein	Indicated	2,154	103	7,099	0.98	67,866
San Vicente (95%)	Bolivia	Vein	Measured	1,048	156	5,256	N/A	N/A
		Vein	Indicated	569	187	3,422	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15,400	137	67,832	N/A	N/A
		Mantos, Diss.	Indicated	139,800	126	564,531	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4,700	N/A	N/A	0.91	137,509
		Disseminated	Indicated	5,900	N/A	N/A	0.67	127,092
Calcatreu	Argentina	Vein	Indicated	7,995	26	6,606	2.63	676,028
TOTALS			Measured + Indicated	190,678	116	710,590	--	1,182,377

MINERAL RESOURCES – INFERRED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Inferred	5,416	177	30,754	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	6,260	177	35,621	N/A	N/A
La Colorada	Mexico	Vein	Inferred	2,750	308	27,245	0.35	31,113
Quiruvilca	Peru	Vein	Inferred	923	113	3,368	0.44	12,951
Alamo Dorado	Mexico	Disseminated	Inferred	1,146	44	1,622	0.59	21,885
Manantial Espejo	Argentina	Vein	Inferred	1,410	103	4,685	1.09	49,419
San Vicente (95%)	Bolivia	Vein	Inferred	513	302	4,977	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45,900	81	119,386	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23,900	N/A	NA	0.58	445,673
Calcatreu	Argentina	Vein	Inferred	3,413	17	1,822	2.06	226,045
TOTALS			Inferred	91,631	78	229,479	--	787,086

HISTORICAL ESTIMATES
	Location	Unclassified	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Pb (%)	Au Cont (oz)
Hog Heaven (iii)	USA	Historical (iii) (iv)	2,705	167	14,550	0.62	N/A	N/A
Hog Heaven (iii)	USA	Historical (ii) (v)	7,639	133	32,730	0.70	N/A	N/A
Waterloo (iv)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A
TOTAL		Historical	44,102	104	148,217
Notes:
Mineral resources are in addition to reserves.  Mineral reserves and resources are as defined by the CIM Definiton Standards on Mineral Resources and Mineral Reserves.
Mineral resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp’s share of mineral reserves and resources. Properties in which Pan American has less than 100% interest are noted next to the property name.
Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

Prices used to calculate December 31, 2009 ore reserves for all mines were Ag: $13.00/oz, Au: $875/oz, Pb: $1,600/tonne, Cu: $5,000/tonne, Zn: $1,600/tonne.
Prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.
Prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(ii) The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., Qualified Person (“QP”) for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101.  Navidad resource estimates were prepared by Snowden under the supervision of Pamela De Mark, P. Geo., Sr. Consultant Snowden Mining Industry Consultants, John J. Chulick, P. Geo., Dean K. Williams, Licensed Professional Geologist, Damian Spring, Mining Engineer, and John. A. Wells, Independent Metallurgical Consultant.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has eight mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Michael Steinmann, P. Geo., Executive VP Geology & Exploration, and Martin Wafforn, P. Eng., VP Technical Services, each of whom are Qualified Persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this press release.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ACCURACY OF ESTIMATED MINERAL RESERVES AND RESOURCES, ANTICIPATED RESULTS OF FUTURE EXPLORATION, AND FORECAST FUTURE PRECIOUS METAL PRICES. AND EXPECTATIONS THAT ENVIRONMENTAL, PERMITTING, LEGAL, TITLE, TAXATION, SOCIO-ECONOMIC, POLITICAL, MARKETING OR OTHER ISSUES WILL NOT MATERIALLY AFFECT ESTIMATES OF MINERAL RESERVES.  THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”.  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES.  THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has eight mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Michael Steinmann, P. Geo., Executive VP Geology & Exploration, and Martin Wafforn, P. Eng., VP Technical Services, each of whom are Qualified Persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this press release.